EXHIBIT




                                  June 7, 2002



Board of Directors
7007 Winchester Circle
Suite 200
Boulder, CO  80301

Gentlemen:

         This letter confirms my resignation from the Board of Directors (the "Board") of New Frontier Media, Inc. (the "Company") effective today, June 6, 2002. My decision to resign is based on several factors, including, but not limited to, the following:

1. I disagree with the strategic direction of the Company, and particularly the contentious nature of the majority of the Board. The contentious nature is reflected in the fact that a discussion between Board members regarding redirection and falling stock value has resulted in and fostered the current proxy fight between directors.

2. My efforts to assist in vocalizing genuine concerns, as a representative of the interest of the shareholders, were not responded to and resulted in a series of hostile press releases and the filing of a complaint against me, none of which had any real basis in fact. The result of these actions detracted from the ability of Management and the Board to see to the business of the Company, and prevented the shareholders from voicing a complaint. I am unwilling to maintain a position as an elected representative of the shareholders with a Board unwilling to represent shareholder interests.

         Pursuant to the instructions to Item 6 of Form 8-K, I hereby request that my resignation and the reasons for my resignation be disclosed on Form 8-K, to be filed on a timely basis, and that this letter be filed as an Exhibit to such Form 8-K.

                                    Sincerely

                                               /s/ Bradley A. Weber
                                               ---------------------------
                                               Bradley A. Weber